**Exhibit 99.2**

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## 2008 STATEMENT OF INCOME RESTATED FOR DISCONTINUED OPERATIONS
### (UNAUDITED)

**(In thousands except per share amounts)**

|  | 1Q 2008 | 2Q 2008 | YTD |
|---|---|---|---|
| Operating Revenues | $ 3,823,278 | $ 4,219,925 | $ 8,043,203 |
| Cost of revenues | 2,465,943 | 2,694,930 | 5,160,873 |
| Selling, administrative, and R&D expenses | 736,591 | 777,129 | 1,513,720 |
| Amortization and impairment of goodwill and other intangible assets | 41,363 | 42,087 | 83,450 |
| Operating Income | 579,381 | 705,779 | 1,285,160 |
| Interest expense | (37,427) | (36,530) | (73,957) |
| Other income (expense) | (20,688) | 24,848 | 4,160 |
| Income from Continuing Operations Before Income Taxes | 521,266 | 694,097 | 1,215,363 |
| Income taxes | 151,405 | 197,291 | 348,696 |
| Income from Continuing Operations | 369,861 | 496,806 | 866,667 |
| Income (Loss) from Discontinued Operations | (66,240) | 31,284 | (34,956) |
| Net Income | $ 303,621 | $ 528,090 | $ 831,711 |
| | | | |
| Income Per Share from Continuing Operations: | | | |
| Basic | $ 0.70 | $ 0.95 | $ 1.65 |
| Diluted | $ 0.70 | $ 0.95 | $ 1.64 |
| | | | |
| Income (Loss) Per Share from Discontinued Operations: | | | |
| Basic | $ (0.13) | $ 0.06 | $ (0.07) |
| Diluted | $ (0.13) | $ 0.06 | $ (0.07) |
| | | | |
| Net Income Per Share: | | | |
| Basic | $ 0.58 | $ 1.01 | $ 1.59 |
| Diluted | $ 0.57 | $ 1.01 | $ 1.58 |
| | | | |
| Shares of Common Stock Outstanding During the Period: | | | |
| Average | 526,299 | 521,488 | 523,894 |
| Average assuming dilution | 529,725 | 525,209 | 527,467 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## 2007 STATEMENT OF INCOME RESTATED FOR DISCONTINUED OPERATIONS
## (UNAUDITED)

**(In thousands except per share amounts)**

| | 1Q 2007 | 2Q 2007 | 3Q 2007 | 4Q 2007 | YTD |
|---|---|---|---|---|---|
| Operating Revenues | $ 3,420,745 $ | 3,797,496 $ | 3,744,402 $ | $3,908,433 $ | 14,871,076 |
| Cost of revenues | 2,201,143 | 2,423,219 | 2,389,520 | 2,518,959 | 9,532,841 |
| Selling, administrative, and R&D expenses | 644,114 | 696,799 | 669,563 | 731,875 | 2,742,351 |
| Amortization and impairment of goodwill and other intangible assets | 35,928 | 36,419 | 35,762 | 38,887 | 146,996 |
| Operating Income | 539,560 | 641,059 | 649,557 | 618,712 | 2,448,888 |
| Interest expense | (24,354) | (25,597) | (25,783) | (26,242) | (101,976) |
| Other income | 7,540 | 23,018 | 23,024 | 4,205 | 57,787 |
| Income from Continuing Operations Before Income Taxes | 522,746 | 638,480 | 646,798 | 596,675 | 2,404,699 |
| Income taxes | 164,170 | 192,749 | 182,697 | 153,147 | 692,763 |
| Income from Continuing Operations | 358,576 | 445,731 | 464,101 | 443,528 | 1,711,936 |
| Income from Discontinued Operations | 43,859 | 59,875 | 26,987 | 27,205 | 157,926 |
| Net Income | $ 402,435 $ | 505,606 $ | 491,088 $ | 470,733 $ | 1,869,862 |
| | | | | | |
| Income Per Share from Continuing Operations: | | | | | |
| Basic | $ 0.64 | $ 0.80 | $ 0.84 | $ 0.82 | $ 3.10 |
| Diluted | $ 0.64 | $ 0.79 | $ 0.84 | $ 0.82 | $ 3.08 |
| | | | | | |
| Income Per Share from Discontinued Operations: | | | | | |
| Basic | $ 0.08 | $ 0.11 | $ 0.05 | $ 0.05 | $ 0.29 |
| Diluted | $ 0.08 | $ 0.11 | $ 0.05 | $ 0.05 | $ 0.28 |
| | | | | | |
| Net Income Per Share: | | | | | |
| Basic | $ 0.72 | $ 0.91 | $ 0.89 | $ 0.87 | $ 3.39 |
| Diluted | $ 0.71 | $ 0.90 | $ 0.89 | $ 0.87 | $ 3.36 |
| | | | | | |
| Shares of Common Stock Outstanding During the Period: | | | | | |
| Average | 559,001 | 556,793 | 549,561 | 538,466 | 551,549 |
| Average assuming dilution | 563,280 | 561,244 | 554,255 | 542,965 | 556,030 |